1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com Michael D. Harris, Esq. mharris@harriscramer.com

September 28, 2007

VIA EDGAR

Jennifer R. Hardy, Esq.

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:

GelTech Solutions, Inc.

File Number: 333-144736

Dear Ms. Hardy:

On behalf of our client, GelTech Solutions, Inc., we are filing via EDGAR Amendment No. 1 to the Form SB-2.  In response to the Staff’s comment letter of August 7, 2007, the Company is now offering for sale on a best-efforts basis 450,000 shares of its common stock at $0.66 per share.  Following completion of the primary offering, the secondary offering by the selling shareholders may commence.  We trust that this satisfies the Staff’s comment.

Appropriate changes have been made throughout this prospectus to give effect to this primary offering, as well as necessary updating, including inclusion of the audited financial statements for the year ended June 30, 2007.

If you have any questions, please call me at the above number.

Very truly yours,

/s/ Michael D. Harris

Michael D. Harris

MDH/cdv

cc:

Mr. Michael Cordani

Mr. David Rosenfeld

(Via Email)